3471 River Hills Drive
Cincinnati, Ohio 45244
Telephone:  513-271-3700
www.meridianbioscience.com

Via EDGAR

March 20, 2009

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Bioscience, Inc. Form 10-K for Year Ended 9/30/008
Filed on November 26, 2008
File No.000-14902 (“2008 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated March 11, 2009 related to the above-referenced filings of Meridian Bioscience, Inc. (“Meridian” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Item 1. Business, page 4

1.
We note that three products accounted for 32% of your consolidated net sales in 2008 and that these products accounted for 31% of your net sales in 2007 and 28% in 2006.  Please provide a more detailed description of all major products and describe the importance of these products to your operations.

Response:  Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its Form 10-K filing for the fiscal year ending September 30, 2009 (the “2009 Form 10-K”). In this regard, Meridian notes the requirements of Regulation S-K Item 101(c) with respect to its description of its principal products which consist of ImmunoCard® Toxins A&B, PremierTM Toxins A&B, and PremierTM Platinum HpSA® Plus.

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
March 20, 2009

“ImmunoCard® Toxins A&B and PremierTM Toxins A&B are part of our C. difficile product family.  ImmunoCard® Toxins A&B is a rapid enzyme immunoassay used for the detection of C. difficile toxins A and B in stool specimens.  PremierTM Toxins A&B is an ELISA test in a batch microwell format for the detection of C. difficile toxins A and B in stool specimens.  Both of these products were internally developed and are manufactured in our Cincinnati, Ohio facility. As members of our C. difficile product family relating to hospital-acquired infections, each of ImmunoCard® Toxins A&B and PremierTM Toxins A&B participate in the organic growth of our Diagnostics business units, USDx and EURDx.  The C. difficile product family generated approximately $34 million or 24% of our consolidated sales in fiscal 2008.

PremierTM Platinum HpSA® Plus is an ELISA test in a microwell format for the detection of Helicobacter pylori antigens in stool specimens for diagnosis and monitoring and is a part of our H. pylori family of products.  This product was internally developed and is manufactured in our Cincinnati, Ohio facility.  We hold both US and European patents for this product.  The H. pylori family generated approximately $18 million or 13% of our consolidated sales in fiscal 2008.

2.
We note that 21% of the Life Science Segment’s third party sales were to one customer and that you had sales to two customers that constituted 10% or more of your consolidated net sales.  Please identify all customers that accounted for 10% or more of your sales.

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

“Our only customers who accounted for 10% or more of consolidated sales in fiscal 2008, 2007 and 2006 were two independent distributors in the US for our US Diagnostics operating segment: Cardinal Healthcare Corporation and Fisher Scientific.  Our sales to Cardinal were $31.564 million, $24.526 million and $19.708 million during fiscal 2008, 2007 and 2006, respectively.  Our sales to Fisher were $15.882 million, $13.258 million and $10.825 million during fiscal 2008, 2007 and 2006, respectively.  By design, we do not have distribution agreements in place with these customers because we manage the selling efforts for key end-users where these distributors are utilized.”

3.
To the extent that you are dependent on sole source suppliers for a product or products that are material to your operations, please identify the suppliers, identify the product(s) dependent on these suppliers and discuss the significance of these products to your operations.  If you have long terms supply agreements with these suppliers, please file the agreements and disclose the material terms in the description of your business or explain why you believe you are not required to file them.

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
March 20, 2009

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

“We have no individual products that represent greater than 10% of consolidated sales for which we have a sole source supplier.  We sell certain respiratory tests for influenza and respiratory syncytial virus that we purchase from Inverness Medical Innovations.  These products represented 14%, 11% and 11% of sales for our US Operating Segment in fiscal 2008, 2007, and 2006, respectively.  These concentrations are disclosed under “Risks Affecting our Manufacturing Operations” on page 17 of our Form 10-K.  We do not have a long-term supply agreement with Inverness for these products.”

Sales and Marketing, page 6

4.
We note that two independent distributors account for 54% of your sales.  Please identify these distributors.  If you have a distribution agreement with either of these distributors, please either file the agreement and describe the material terms or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.  If you do not have distribution agreements with these parties, please disclose this information.

Response: Please see our response to Item 2 above.

Intellectual Property, Patents, and Licenses, page 8

5.
We note that you own or license US and foreign patents for approximately 20 of your products.  Please revise to discuss all material patents and licenses or groups of related patents or licenses.  Your discussion should identify the related product or groups of products and your dependence of these products, when your patents expire or licenses terminate, and any jurisdictional limitations.  Additionally, to the extent you have licensed any patents, please also include the payment provisions including payments made to date, royalty obligations, and aggregate milestones, if applicable.

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
March 20, 2009

“We own or license US and foreign patents for approximately 20 products manufactured by our US Diagnostics operating segment.  Sales of two patented products in our H. pylori family represent approximately 12% of our consolidated sales. These patents expire between 2016 and 2017.  In the absence of patent protection, we may be vulnerable to competitors who successfully replicate our production and manufacturing technologies and processes.  Our employees are required to execute confidentiality and non-disclosure agreements designed to protect our proprietary products.”

Schedule 14A

Compensation Discussion and Analysis, page 12

Cash Bonuses, page 16

6.	Please explain the significance of an earnings achievement at the Level 3 threshold. Please explain how this achievement impacted the bonus range.

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

“Our Officers’ Performance Compensation Plan for 2008 included six net earnings thresholds ranging from a low of $29,000,000 to a high of $31,900,000.  These six net earnings thresholds represented growth over 2007 net earnings ranging from a low of 19% to a high of 32%.  The corresponding potential bonus payouts as a percent of base salary, before application of the personal multiplier, for the six net earnings thresholds ranged from a low of 10% to a high of 60%.  Achievement at the Level 3 threshold for 2008 represented 24% growth over 2007 net earnings, which corresponded to a bonus payout of 30% of base salary before application of the personal multipliers.  By design, the 24% growth in 2008 earnings and the 30% bonus payout percentage represented the approximate midpoints of the corresponding threshold ranges.”

7.
Please disclose the personal achievement multiplier for each officer and explain how the items listed were used to determine the each individual’s personal multiplier and how the personal multiplier was used to determine each officer’s bonus.

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
March 20, 2009

“The personal multiplier choices provided in the 2008 Officers’ Performance Compensation Plan were 0.5, 1.0, 1.25, 1.5 or 2.0. For example, a personal multiplier of 1.25 would have resulted in a bonus payout percentage of 37.5% of base salary (30% x 1.25).  The personal multipliers for each named executive officer for 2008 were:

•John A. Kraeutler, Chief Executive Officer – 1.25

•Melissa A. Lueke, Vice President and Chief Financial Officer – 1.25

•William J. Motto, Executive Chairman of the Board of Directors – 1.25

•Antonio A. Interno, Senior Vice President and Managing Director – 1.0

•Lawrence J. Baldini, Executive Vice President Operations and Information Systems – 1.25

For Mr. Kraeutler, Ms. Lueke and Mr. Motto, individual achievements were evaluated based on: year-over-year consolidated sales and net earnings growth; year-over-year improvements in consolidated gross profit margin, operating income margin and net income margin; achievement level against our internal operating plan for consolidated sales, net earnings, gross profit margin, operating income margin and net income margin; and each operating segment’s achievement level against plan for sales and operating income.

For Mr. Interno, his individual achievements were evaluated based on year-over-year organic (excludes the effects of foreign currency) sales growth, management of expenses and launches of new products.

For Mr. Baldini, his individual achievements took into consideration that gross profit margin for our US Dx operating segment’s manufacturing facility have improved over the last two years, in part due to the implementation of automation.  Mr. Baldini’s individual achievements also took into consideration the successful implementation of new enterprise resource planning and other systems for our Life Science operating segment.

For our broader employee population who participate in similar performance compensation plans, personal multipliers generally ranged from a low of 1.0 to a high of 1.5 for 2008.”

Mr. Jeffrey P. Riedler
Mr. Michael Rosenthall
March 20, 2009

Interplay of Compensation Elements, page 19

8.	Please explain how you used competitive market compensation information was used in determining executive compensation.

Response: Meridian proposes to provide the disclosure below or disclosure substantially similar to such disclosure in its 2009 Form 10-K:

“The Compensation Committee considers competitive market compensation paid by other companies, such as similarly sized Greater Cincinnati-based companies and industry peers, but does not attempt to maintain a certain target percentile within a peer group or otherwise rely on that data to determine executive compensation.  This means that the Compensation Committee considers this information generally and as a reference point in determining the amounts and elements of our compensation program.  For example, the Compensation Committee periodically reviews proxy statements of our industry peers to review their long-term incentive components in order to understand compensation trends in stock options, restricted stock and similar equity instruments.”

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 272-5282.

Sincerely, MERIDIAN BIOSCIENCE, INC.

By:	/s/John A. Kraeutler
John A. Kraeutler
Chief Executive Officer

cc:    F. Mark Reuter, Esq.